UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 1)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-4 THEREUNDER

BRP Inc.

(Exact name of Issuer as specified in its Charter)

Quebec, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

BRP Inc.

(Name(s) of Person(s) Filing Statement)

Subordinate Voting Shares

(Title of Class of Securities)

05577W200

(CUSIP Number of Class of Securities)

726 Saint-Joseph Street

Valcourt, Quebec

Canada, J0E 2L0

(450) 532-6154

Attention: Martin Langelier

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Warren Katz Aniko Pelland Stikeman Elliott LLP 1155 René-Lévesque Blvd. West Montreal, Quebec Canada, H3B 3V2 (514) 397-3000	Rachel Phillips Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 841-8857

June 18, 2021

(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee
US$289,256,198.35 (1)(2)	US$31,557.85 (1)(2)(3)

(1)

The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of US$289,256,198.35.

(2)

Determined based on the proposed maximum aggregate purchase price in Canadian dollars of CDN$350,000,000.00 converted into U.S. dollars based on the average rate of exchange on June 14, 2021, as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars of CDN$1.21 equals U.S.$1.00.

(3)	Previously paid.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $31,557.85	Registration No.: 005-90665
Filing Party: BRP Inc.
Form: 13E-4F	Date Filed: June 21, 2021

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13E-4F (the “Schedule 13E-4F”) filed with the Securities Exchange Commission (“SEC”) on June 21, 2021 by BRP Inc. (the “Company”), a company organized under the laws of Canada, in connection with the Company’s substantial issuer bid/tender offer (the “SIB”) pursuant to which the Company offered to purchase from shareholders for cancellation up to CDN$350 million of its outstanding subordinate voting shares (“Subordinate Voting Shares”) at a purchase price that will allow it to purchase the maximum number of Subordinate Voting Shares properly tendered to the SIB, and not properly withdrawn, having an aggregate purchase price not exceeding CDN$350 million, on and subject to the terms and conditions set forth in the Offer to Purchase and Circular dated June 18, 2021 and the accompanying Letter of Transmittal.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

•

On June 22, 2021, the Autorité des marchés financiers granted BRP Inc. exemptive relief from the proportionate take up and related disclosure requirements, as well as the extension take up requirement, in connection with the Offer. On June 23, 2021 the SEC granted BRP Inc. exemptive relief to permit the Offer to proceed under the Canada/U.S. Multijurisdictional Disclosure System and Rule 13e-4(g) under the Securities Exchange Act of 1934 (the “Exchange Act”) without complying with the provisions of Section 13(e)(1) of the Exchange Act and Rule 13e-4 thereunder.

•	Reference is hereby made to the exemptive relief decision of the Autorité des marchés financiers dated June 21, 2021, a copy of which is attached hereto as Exhibit 99.10.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Amendment No. 1:

Exhibit Number	Description

99.10	Exemptive Relief Decision of the Autorité des marchés financiers dated June 21, 2021

SIGNATURES

By signing this Amendment No. 1, the person filing the Amendment No. 1 consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2021

BRP INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Senior Vice-President, General Counsel & Public Affairs